UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION,
                        WASHINGTON, D.C. 20549

                     ----------------------------

                         AMENDMENT NO. 1 TO
                            SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMUNITY BANCORP, INC.
                        -----------------------
                  (Name of Subject Company (Issuer))


                        COMMUNITY BANCORP, INC.
                        -----------------------
                    (Name of Filing Person (Issuer))

                     COMMON STOCK, $2.50 PAR VALUE
                     -----------------------------
                    (Title of Class of Securities)

                               203426101
                               ---------
                 (CUSIP Number of Class of Securities)

                         Donald R. Hughes, Jr.
                          Treasurer and Clerk
                        Community Bancorp, Inc.
                             17 Pope Street
                      Hudson, Massachusetts  01749
                             (978) 568-8321
                      ----------------------------
      (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                Copy to:
                                -------
                          David F. Hannon, Esq.
                         Craig and Macauley, P.C.
                           600 Atlantic Avenue
                       Boston, Massachusetts 02210
                             (617) 367-9500

                     CALCULATION OF FILING FEE
--------------------------------------------------------------------------
      Transaction valuation*               Amount of filing fee
          $2,999,997                              $276.00
--------------------------------------------------------------------------
 * Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 222,222 shares at $13.50 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule
    011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $276.00
Form or Registration Number:  005-46691
Filing Party:  Community Bancorp, Inc. /MA/
Date Filed:  October 1, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Community Bancorp, Inc., a Massachusetts corporation, to purchase up to 222,222 shares of its Common Stock, $2.50 par value per share. Community Bancorp, Inc. is offering to purchase these shares at a price of $13.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer". This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.


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

Item 1. SUMMARY TERM SHEET.

The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

   (a) The subject company is Community Bancorp, Inc., a Massachusetts corporation (the "Company"). The address of the Company's principal executive office is 17 Pope Street, Hudson, Massachusetts, 01749, and its telephone number is (978) 568-8321.

   (b) The subject securities are common stock, $2.50 par value, of the Company. The number of shares of the subject securities outstanding on August 31, 2002 was 5,963,885.

   (c) The information about the trading market and price of the Company's common stock set forth in "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) The Filing Person to which this Schedule TO relates is the Subject Company. For information about the Subject Company, see
        Item 2(a) above.

        Executive Officers:
        ------------------

           James A. Langway, President and Chief Executive Officer 1143 Grove Street
           Framingham, MA  01701

           Donald R. Hughes, Jr., Treasurer and Clerk
           252 Stow Road
           Harvard, MA  01451

        Directors:
        ---------

           Dennis F. Murphy, Jr., Chairman
           188 Prospect Hill Road
           Still River, MA  01467

           Jennie Lee Colosi
           55 Boxboro Road
           Stow, MA  01775




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

           Antonio Frias
           20 Cedar Street
           Hudson, MA  01749

           I. George Gould
           8 Bourne Street
           Clinton, MA  01510

           Horst Huehmer
           23 Plant Avenue
           Hudson, MA  01749

           Donald R. Hughes, Jr.
           252 Stow Road
           Harvard, MA  01451

           James A. Langway
           1143 Grove Street
           Framingham, MA  01701

           David L. Parker
           6 Princeton Road
           Hudson, MA  01749

           Mark Poplin
           6 Greenway Street, #306
           Wayland, MA  01778

           David W. Webster
           146 Nourse Road
           Bolton, MA  01740

        Persons Controlling the Corporation:
        -----------------------------------

           Dennis F. Murphy, Jr.
           188 Prospect Hill Road
           Still River, MA  01467


Item 4. TERMS OF THE TRANSACTION.

   (a) The information about the terms of the transaction set forth in the "Summary Term Sheet", "Section 1. Number of Shares; Proration", "Section 2. Tenders by Owners of Fewer than 100 Shares", "Section 3. Procedure for Tendering Shares", "Section 4. Withdrawal Rights", "Section 5. Acceptance for Payment of Shares and Payment of Purchase Price", "Section 6. Certain Conditions of the Offer", "Section 8. Purpose of the Offer; Certain Effects of the Offer", "Section 10. Source and Amount of Funds", "Section 11. Interest of Directors and Executive Officers; Transactions and

        Arrangements Concerning the Shares", "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act", "Section 13. Certain Legal Matters; Regulatory Approvals", "Section 14. Certain Federal Income Tax Consequences", "Section
        15. Extension of the Offer; Termination; Amendments", "Section 16. Solicitation Fees and Expenses", and "Section 17. Miscellaneous" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

   (b) The Company has been advised that none of its directors, executive officers, or affiliates intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (e) The information set forth in "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (a) through (c) - The information set forth in "Section 8. Purpose of the Offer; Certain Effects of the Offer", and "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a), (b) and (d) - The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) and (b) - The information set forth in "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) The information set forth in "Section 16. Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

   (a) and (b) - The consideration in the Offer to Purchase consists solely of cash. The Offer to Purchase is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR. Historical financial statements for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on Form 10-K are incorporated herein by reference. Historical financial statements for the years ended December 31, 2000 and 1999 are not deemed to be incorporated by this reference. The information set forth under "Section 9. Certain Information About the Company" of the Offer to Purchase is also incorporated herein by reference as to how such documents can be obtained.

Item 11. ADDITIONAL INFORMATION.

   (a)(1)  None
   (a)(2)  None.
   (a)(3)  Not applicable.
   (a)(4)  Not applicable.
   (a)(5)  None.

   (b)     None.

Item 12. EXHIBITS.

   (a)(1) Form of Offer to Purchase, dated October 1, 2002, incorporated herein by reference.

   (a)(2)  Amendment No. 1 to Form of Offer to Purchase, dated
           October 18, 2002.

   (a)(3) Marked Amendment No. 1 to Form of Offer to Purchase, dated October 18, 2002.

   (a)(4) Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference.

   (a)(5) Form of Letter to Shareholders of the Company from James A. Langway, President and Chief Executive Officer, dated October 1, 2002, incorporated herein by reference.

   (a)(6) Form of Letter to Shareholders of the Company from James A. Langway, President and Chief Executive Officer, dated October 18, 2002.

   (a)(7) Form of Notice of Guaranteed Delivery, incorporated herein by reference.

   (a)(8) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 1, 2002, incorporated herein by reference.

   (a)(9) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2002.

   (a)(10) Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees to their Clients, incorporated herein by reference.

   (a)(11) Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees to their Clients, dated October 18, 2002.

   (b)   Not applicable.
   (d)   Not applicable.
   (g)   Not applicable.
   (h)   Not applicable.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable

                              SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 18, 2002


                                 Community Bancorp, Inc.



                                 By: /s/ James A. Langway
                                    -------------------------
                                    James A. Langway
                                    President and Chief Executive Officer

                          INDEX TO EXHIBITS

Exhibit
 Number                      Description
-------                      -----------

99.(a)(1)  Form of Offer to Purchase, dated October 1, 2002, incorporated herein by reference.

99.(a)(2)  Amendment No. 1 to Form of Offer to Purchase, dated
           October 18, 2002.

99.(a)(3)  Marked Amendment No. 1 to Form of Offer to Purchase, dated
           October 18, 2002.

99.(a)(4)  Form of Letter of Transmittal, together with Guidelines for
           Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference.

99.(a)(5)  Form of Letter to Shareholders of the Company from James A.
           Langway, President and Chief Executive Officer, dated October 1, 2002, incorporated herein by reference.

99.(a)(6)  Form of Letter to Shareholders of the Company from James A.
           Langway, President and Chief Executive Officer, dated October
           18, 2002.

99.(a)(7)  Form of Notice of Guaranteed Delivery, incorporated herein by reference.

99.(a)(8)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees, dated October 1, 2002, incorporated herein by reference.

99.(a)(9)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees, dated October 18, 2002.

99.(a)(10) Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees to their Clients, incorporated herein by reference.

99.(a)(11) Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees to their Clients, dated October 18, 2002.





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